C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

04 JAN 12 AM 7:21

04012012

Ref : EC/FL/AL/CPP/204/03

BY AIRMAIL

30th December, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

SUPPL

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 1/13

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Fanny Leung
Assistant Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated December 30, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Discloseable Transaction - Disposal of Certain Equity Interests in Shanghai-Ek Chor General Machinery Co., Ltd.

   Date : December 29, 2003

   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION

DISPOSAL OF CERTAIN EQUITY INTERESTS IN SHANGHAI-EK CHOR GENERAL MACHINERY CO., LTD.

The board of Directors announces that on 26th December, 2003, the Vendor (an indirect wholly-owned subsidiary of the Company), Purchaser (1) and Purchaser (2) entered into the Equity Transfer Contract whereby the Vendor agreed to dispose of 32.5% and 17.5% equity interests in SEGM to Purchaser (1) and Purchaser (2) respectively, representing the Group's entire equity interests in SEGM, for the respective consideration of US$26,000,000 (HK$202,800,000) and US$14,000,000 (HK$109,200,000).

The Disposal constitutes a discloseable transaction of the Company under Rule 14.12 of the Listing Rules as both (i) the aggregate amount of the consideration for the transfer of 50% equity interest in SEGM under the Disposal; and (ii) the net tangible assets of SEGM attributable to the equity interest being sold by the Vendor under the Disposal represent more than 15% (but less than 50%) of the latest published net tangible asset value of the Group of US$127,140,000 (being the unaudited net tangible asset value of the Group as at 30th June, 2003).

A circular containing further details of the Disposal will be issued to shareholders of the Company as soon as practicable.

A. THE EQUITY TRANSFER CONTRACT

Date: 26th December, 2003

Parties:

(i) Vendor (an indirect wholly-owned subsidiary of the Company)

(ii) Purchaser (1) (an Independent Third Party)

(iii) Purchaser (2) (an Independent Third Party)

Transfer of equity interests

Pursuant to the Equity Transfer Contract, each of Purchaser (1) and Purchaser (2) has conditionally agreed to acquire from the Vendor the following portions of equity interests in SEGM and for the consideration as follows:

Transferee	Equity interests to be transferred	Consideration
Purchaser (1)	32.5%	US$26,000,000 (HK$202,800,000)
Purchaser (2)	17.5%	US$14,000,000 (HK$109,200,000)

The consideration for the Disposal was determined by commercial negotiations between the parties on an arm's length basis having regard to the financial performance and the net tangible asset value of SEGM as at 31st December, 2002. The aggregate consideration for the Disposal represents (i) a premium of approximately 67% to the amount of RMB198,680,000 (approximately HK$186,759,000), representing 50% (being the aggregate equity interest in SEGM being sold by the Vendor under the Disposal) of the audited net tangible asset value of SEGM as at 31st December, 2002; and (ii) a premium of approximately 66% to the amount of RMB199,567,000 (approximately HK$187,593,000), representing 50% (being the aggregate equity interest in SEGM being sold by the Vendor under the Disposal) of the audited net asset value of SEGM as at 31st December, 2002. Pursuant to the Equity Transfer Contract, the aggregate consideration for the Disposal is payable in cash by Purchaser (1) and Purchaser (2) within 10 days from the Approval Date.

Company's creditors have agreed to an amended debt reduction schedule and an extension of the period of the restructuring by twelve months to 31st December, 2004.

After deducting the expenses comprising potential capital gain tax, stamp duty and professional fees amounting to approximately US$2,000,000 (HK$15,600,000), the net proceeds of the Disposal of approximately US$38,000,000 (approximately HK$296,400,000) will be used for reducing the Group's debts.

C. DISCLOSEABLE TRANSACTION

The Disposal constitutes a discloseable transaction of the Company under Rule 14.12 of the Listing Rules as both (i) the aggregate amount of the consideration for the transfer of 50% equity interest in SEGM under the Disposal (US$40,000,000); and (ii) the net tangible assets of SEGM attributable to the equity interest being sold by the Vendor under the Disposal (RMB198,680,000) represents more than 15% (but less than 50%) of the latest published net tangible asset value of the Group of US$127,140,000 (being the unaudited net tangible asset value of the Group as at 30th June, 2003).

D. GENERAL

A circular containing further details of the Disposal will be issued to shareholders of the Company as soon as practicable.

Definitions

"Approval Date"	the date on which all necessary approvals from the relevant PRC authorities of the transactions contemplated in the Equity Transfer Contract have been obtained
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the main board of the Hong Kong Stock Exchange and the London Stock Exchange Limited
"Directors"	the directors of the Company

The aggregate 50% equity interest in SEGM being sold by the Vendor under the Disposal represents the Group's entire interest in SEGM. Upon completion of the Disposal, the Group will have no further interest in SEGM.

Condition

The Disposal shall take effect upon the date on which all necessary approvals from the relevant PRC authorities of the transactions contemplated in the Equity Transfer Contract have been obtained, which is required under the Equity Transfer Contract to be no later than 15th March, 2004.

Information on SEGM

SEGM was established in the PRC on 14th May, 1990 as a sino-foreign equity joint venture. The registered capital and total investment of SEGM are US$29,840,000 (approximately HK$232.8 million) and US$74,600,000 (approximately HK$581.9 million) respectively. As at the date of this announcement, the equity interests in SEGM are owned as to 50% by the Vendor and as to 40% and 10% respectively by two PRC parties which are Independent Third Parties. SEGM has been accounted for in the Group's financial results as a jointly controlled entity of the Company.

SEGM is principally engaged in the production and sale of automotive air conditioner compressors and other automotive accessories. The table below sets out audited financial information on SEGM (based on accounts prepared in accordance with the accounting principles generally accepted in the United States of America) for the two years ended 31st December, 2002:

	Year ended 31st December, 2002		Year ended 31st December, 2001	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*
Turnover	1,039,054	976,711	985,784	926,637
Profit before taxation and extraordinary items	163,809	153,980	183,151	172,162
Taxation	44,488	41,819	49,745	46,760
Profit after taxation and extraordinary items	119,321	112,162	133,406	125,402

The audited net tangible assets of SEGM as at 31st December, 2001 and 2002 were RMB385,069,000 (approximately HK$361,965,000) and RMB397,360,000 (approximately HK$373,518,000) respectively. The audited net assets of SEGM as at 31st December, 2001 and 2002 were RMB388,337,000 (approximately HK$365,037,000) and RMB399,133,000 (approximately HK$375,185,000) respectively.

B. REASONS FOR THE DISPOSAL

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding.

As previously disclosed in, among others, the 2002 annual report, the 2003 interim report and the announcement issued by the Company in November this year in connection with the Group's debt restructuring arrangements, the Group is required to make scheduled distributions to its creditors to reduce its indebtedness and such distributions are to be funded by various means including cashflows from operations and proceeds from asset disposals. The Disposal will form part of the overall asset disposal program contemplated under the Group's debt restructuring arrangements. As at the date of this announcement, the Company has made an aggregate distribution of US$334.2 million. As disclosed in the 2003 interim report of the Company, the

"Disposal"	the disposal by the Vendor to Purchaser (1) and Purchaser (2) of certain equity interests in SEGM pursuant to the terms of the Equity Transfer Contract
"Equity Transfer Contract"	the conditional equity transfer contract entered into between the Vendor, Purchaser (1) and Purchaser (2) dated 26th December, 2003 relating to the Disposal
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Party(ies)"	independent third party(ies) who are not connected with the Company or the director, chief executive or substantial shareholder (as defined in the Listing Rules) of the Company or any of its subsidiaries or any of their respective associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"PRC"	the People's Republic of China
"Purchaser (1)"	a limited company established in Japan which is an Independent Third Party
"Purchaser (2)"	a company established in Germany which is an Independent Third Party
"SEGM"	上海易初通用機器有限公司(Shanghai-Ek Chor General Machinery Co., Ltd.), a sino-foreign equity venture established in the PRC which is owned as to 50% by the Vendor, and as to 40% and 10% respectively by two PRC parties which are Independent Third Parties
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	Ek Chor Investment Company Limited, a company incorporated in Hong Kong with limited liability and which is an indirectly wholly-owned subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi yuan, the lawful currency of the PRC (except the territories of Hong Kong and the Macau Special Administrative Region)
"US$"	United States dollars, the lawful currency of the United States
"%"	per cent.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 29th December, 2003.

Note: For the purpose of this announcement, the following exchange rates have been used for conversion into Hong Kong dollars for indication only:
RMB$1 = HK$0.94
US$1 = HK$7.80